UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Summer Energy Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

865634 109

(CUSIP Number)

Summer Energy Holdings, Inc.

5847 San Felipe Street, Suite 3700, Houston, Texas, 77057

713-375-2790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Neil M. Leibman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock: 4,031,818 (1)
	8	Shared Voting Power 96,453 (2)
	9	Sole Dispositive Power Common Stock: 4,031,818 (1)
	10	Shared Dispositive Power 96,453 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 4,639,386 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Common Stock (1)(3): 14.90%
14	Type of Reporting Person (See Instructions) IN

(1)Includes 46,479 shares held of record by Boxer Capital, Ltd., a Texas limited partnership.  Mr. Leibman is general partner of Boxer Capital, Ltd. and has sole voting and dispositive power over such shares.  Also includes 1,757,576 shares held of record by MAA Holdings Limited, a Texas limited partnership. (In previous filings, MAA Holdings Limited reported its ownership as 1,807,576 which included 50,000 shares which are owned by Mr. Leibman individually).  Mr. Leibman is general partner of MAA Holdings Limited and has sole voting and dispositive power over such shares.  Also includes 96,453 shares held of record by Northeast Opco, LLC, a Texas limited liability company.  Mr. Leibman is a principal and 20% owner of such entity and has shared voting and dispositive power of such shares.  Also includes 511,115 shares of Common Stock issuable upon exercise of stock options held by Mr. Leibman.  Until the exercise thereof, Mr. Leibman does not have any voting rights with respect to the 511,115 shares of Common Stock issuable upon exercise of stock options held by Mr. Leibman.

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(2)Constitutes 96,453 shares held of record by Northeast Opco, LLC, a Texas limited liability company.  Mr. Leibman is a principal and 20% owner of such entity and has shared voting and dispositive power of such shares.

(3)Based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-K filed with the SEC on April 11, 2019, (30,615,833 shares), plus 511,115 shares of Common Stock underlying options to purchase Common Stock.

This Amendment No. 5 to Schedule 13D amends the previous Schedule 13D filed by Neil M. Leibman (“Leibman” or the “Reporting Person”) on January 30, 2013, as amended by Amendment No. 1 filed on May 3, 2013 and as further amended by Amendment No. 2 filed on September 11, 2013, Amendment No. 3 filed on March 19, 2014 and Amendment No. 4 filed on January 2, 2015 (collectively, as amended the “Original 13D”), relating to the securities of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”).  This Amendment No. 5 is being filed to reflect the acquisition by the Reporting Person of additional shares of Common Stock of the Issuer, and also to correct the number of shares owned by MAA Holdings Limited.  Except as amended herein, the information in the Original 13D is unchanged and has been omitted from this Amendment No. 5.  Capitalized terms used herein without definition have the meanings assigned thereto in the Original 13D.

Item 1.   Security and Issuer

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Summer Energy Holdings, Inc., a Nevada corporation (the “Company” or the “Issuer”), with its principal executive offices at 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.

Item 2.  Identity and Background

(a)This Schedule 13D is filed by and on behalf of Neil M. Leibman (“Leibman” or the “Reporting Person”).  Leibman is general partner of MAA Holdings Limited, a Texas limited partnership (“MAA”) and has sole voting and dispositive power over the shares held of record by MAA.  MAA is the record holder of 1,757,576 shares of the Issuer’s Common Stock. (In previous filings, MAA Holdings Limited reported its ownership as 1,807,576 which included 50,000 shares which are owned by Mr. Leibman individually).  Leibman is also a general partner of Boxer Capital, Ltd., a Texas limited partnership (“Boxer”).  Boxer is the record holder of 46,479 shares of the Issuer’s Common Stock.  Leibman is also a principal and partial owner of Northeast Opco, LLC, a Texas limited liability company.  Northeast Opco, LLC is the record hold of 96,453 shares of Issuer’s Common Stock.  Mr. Leibman has shared voting and dispositive power of such shares. Leibman may be deemed to beneficially own securities held of record by MAA, Boxer and Northeast Opco, LLC.  Leibman declares that neither the filing of this statement nor anything herein shall be construed as an admission that Leibman is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement other than the shares held of record by Leibman.

(b)The Reporting Person’s business address is 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.

(c)Leibman’s principal occupation or employment is Chief Executive Officer of Summer Energy Holdings, Inc., whose address is 5847 San Felipe Street, Suite 3700, Houston, Texas, 77057.  Summer Energy Holdings, Inc. is, through its wholly-owned subsidiaries, Summer Energy, LLC, Summer Energy Northeast, LLC and Summer Energy Northwest, LLC, a retail electric provider.  Leibman is general partner of both MAA and Boxer, and a principal of Northeast Opco, LLC, each of whose principal business is investments.

(d)Leibman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)Leibman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Leibman been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

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(f)Leibman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

MAA is the record holder of 1,757,576 shares of Common Stock of the Issuer.  (In previous filings, MAA Holdings Limited reported its ownership as 1,807,576 which included 50,000 shares which are owned by Mr. Leibman individually). MAA received such shares pursuant to separate gifts from individuals for no consideration.  Leibman previously owned 757,576 shares of Common Stock of the Issuer directly, which he gifted to MAA on December 28, 2012.  Leibman acquired such shares as payment for his assistance to the Issuer with certain credit arrangements, as set forth in a Current Report on Form 8-K filed by the Issuer on December 6, 2012.   MAA received a separate gift of 1,000,000 shares of Common Stock of the Issuer on December 28, 2012.   Boxer acquired 46,479 shares of the Issuer’s Common Stock in exchange for Boxer’s entire membership interest in Summer Energy, LLC, a Texas limited liability company.  Boxer’s membership interests in Summer Energy, LLC were acquired using working capital.   The shares held of record by Mr. Leibman were acquired through a combination of private purchases, dividends on preferred stock, compensatory arrangements with the Issuer in his role as officer and director of Issuer, and for acting as surety and personal guarantor for certain obligations of the Issuer. Mr. Leibman also received 500,000 shares of Common Stock based on the conversion of shares of Series B Preferred Stock previously held by Mr. Leibman, which he acquired using personal funds.

On November 1, 2017, the Issuer entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with REP Energy, LLC, a Texas limited liability company (now known as Summer Energy Northeast, LLC) (“REP Energy”) and the members of REP Energy (the “Members” and the transaction contemplated by the Purchase Agreement, the “Transaction”) whereby the Issuer acquired 100% of the issued and outstanding units of membership interest (the “Interests”) of REP Energy from the Members.  As consideration for the purchased Interests, the Issuer issued shares of its Common Stock to the Members.  As a Member of REP Energy, Mr. Leibman was issued 920,727 of the Issuer’s Common Stock in exchange for his Interest in REP Energy.  The terms of the Purchase Agreement and the Transaction were described in greater detail in the Issuer’s Form 8-K filed with the SEC on November 7, 2017.

Leibman declares that neither the filing of this statement nor anything herein shall be construed as an admission that Leibman is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement other than the shares held of record by Leibman.

Of the options to purchase Common Stock held by Leibman, 360,000 of such options were granted to Leibman as part of his compensation as President and Chief Executive Officer of the Issuer, and 151,115 of such options were issued to Leibman upon conversion of 413,000 shares of the Issuer’s Series A Preferred Stock previously held by Leibman.

Item 4.  Purpose of Transaction

Leibman holds the shares of Common Stock of the Company as reported herein for the purpose of investment.

Leibman may, from time to time and for his own account, increase or decrease his beneficial ownership of Common Stock or other securities of the Company. Leibman has not reached any decision with respect to any such possible actions.  If Leibman does increase or decrease his beneficial ownership of Common Stock or other securities of the Company, he will timely file an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D, and other than his service as an officer and director of the Company, Leibman does not have any plans or proposals which relate or would result in:

(a)The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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(d)Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Company;

(e)Any material change in the present capitalization or dividend policy of the Company;

(f)Any other material change in the Company’s business or corporate structure;

(g)Changes in the Company’s charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h)Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)As of the date hereof, Leibman beneficially owns 4,639,386 shares of the Issuer’s Common Stock, which number includes (i) 46,479 shares held of record by Boxer Capital, Ltd., a Texas limited partnership.  Leibman is general partner of Boxer Capital, Ltd. and has sole voting and dispositive power over such shares, (ii) 1,757,576 shares held of record by MAA Holdings Limited, a Texas limited partnership.  (In previous filings, MAA Holdings Limited reported its ownership as 1,807,576 which included 50,000 shares which are owned by Mr. Leibman individually). Leibman is general partner of MAA Holdings Limited and has sole voting and dispositive power over such shares, (iii) 96,453 shares held of record by Northeast Opco, LLC, a Texas limited liability company.  Mr. Leibman is a principal and 20% owner of such entity and has shared voting and dispositive power of such shares, (iv) 2,227,763 shares held of record by Leibman, and (v) 511,115 shares of Common Stock underlying options to purchase Common Stock, representing approximately 14.90% of the outstanding shares of the Issuer’s Common Stock (based on the total amount of outstanding shares of Common Stock listed in the Issuer’s Form 10-K filed with the SEC on April 11, 2019 (30,615,833), plus 511,115 shares of Common Stock underlying options to purchase Common Stock).

(b)Except for shares owned by Northeast Opco, LLC, for which Mr. Leibman has shared voting and dispositive power, Leibman has sole voting and sole dispositive power over such shares. No other person shares any voting or dispositive power of such shares. The stock options do not have voting power.

(c)Other than the transactions described in Item 3 above, Leibman has not been involved in any transactions involving the securities of the Company in the last 60 days.

(d)No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Items 3, 4 and 5, above.  No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 3, 4 and 5, above.

Item 7. Material to Be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2019/s/ Neil M. Leibman

DateSignature

By: Alexander N. Pearson, Attorney-in-Fact Pursuant to Power of Attorney dated December 12, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Schedule 13G filed on December 12, 2012 on behalf of Neil M. Leibman, which Power of Attorney is incorporated by reference).

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